UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     August 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated August 20, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: August 20, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY PROVIDES UPDATE ON

USA OPERATIONS AND CORPORATE ACTIVITIES

CALGARY and PITTSBURGH · August 20, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) provides an update on its operations and corporate activities.

Chautauqua Lake Properties, Chautauqua County, New York

Unbridled Energy and its other joint venture participants have now turned all six recently drilled and completed Medina wells into the sales line.  Each of the wells is producing at expected flow rates with good pressure.  The Company is pleased with the initial success from the new wells and plans to continue drilling in its acreage starting in late Q3 or early Q4 2008, depending on rig availability and time needed to obtain the necessary permits.  Depending on the longer-term success from the new wells, the Company has sufficient acreage to permit it to drill several hundred new Medina wells based upon reduced spacing requirements.  The Company is examining the potential gains from using horizontal wells and may drill a test well some time in the future.

Unbridled Energy has also concluded a four well recompletion program.  These four wells were originally completed in only one productive zone within the Medina formation. Since acquiring these properties, Unbridled Energy, the operator, has identified additional uphole zones in the Medina which are now being stimulated. Early production rates on these recompletions are encouraging.  There are several additional candidates for recompletion, including some of the 22 wells that were included in a recently formed joint venture opportunity to exploit the Company’s acreage.  Counting the existing wells and through the joint venture, the Company will own a working interest in 89 wells in Chautauqua County, New York.

Further, the Company continues to move forward with its plan to test a shale formation in an existing well.  This regional shale exists throughout Unbridled Energy’s acreage and is estimated by Company management to contain up to 39 Bscf/section of gas in place, based on core and log analysis.  If economic production can be achieved from the shale in existing vertical wells, a horizontal well drilling program will then be initiated.  The incremental net reserves which may ultimately be achieved from the shale ranges from 35 to 70 Bscf to the Company’s interests using industry standard recovery factors of 10% to 20% of the gas in place.

Marcellus Shale Play, Pennsylvania

The Company has come to general terms on a joint venture opportunity in the Marcellus Shale to drill horizontal wells.  The gross acreage in the joint venture is approximately 8,000 acres. Unbridled will drill to earn a 50 percent working interest; and will have the opportunity to drill several hundred wells if the initial results from the play are successful.  Based on industry publications in Pennsylvania, the Marcellus Shale contains recoverable reserves in economic wells in the range of .5 to greater than 3 Bscf/well, depending if vertical or horizontal wells are drilled.  The first wells in the joint venture are expected to be spudded by Q1 2009.  The Company will provide additional details on this joint venture as operations progress.

Unconventional Oil Play in Appalachia

Capitalizing on current oil prices, the Company has signed a Memorandum of Understanding to enter into a joint venture and drill test wells into a tight oil formation.  Older wells drilled through the formation of interest indicated good oil shows, but were not completed as the zone did not produce significant quantities of oil naturally.  The formation is shallow, thus drilling and completion costs are expected to be fairly low.  The potential oil in place is estimated by Company management to range between 9 and 18 million bbls.  Between 20 and 80 wells could be drilled on the joint venture lands if the play is successful.  The estimated recovery factor is 5% to 15% of the oil in place, thus yielding potential net reserves of 200,000 bbls to 1.2 million bbls. The Company plans to drill vertical wells initially, to be followed by horizontal wells if the play is economic. Drilling is expected to begin during Q4 2008 and Q1 2009.  In addition, there are numerous other deeper gas-bearing formations on the acreage, including the Marcellus Shale.  A program will be developed to exploit these formations in early 2009.  The Company will provide additional details on this project as operations progress.

Ohio River Play, Ohio

Unbridled Energy and its co-joint venturer, Equitable Production Company, a unit of Equitable Resources, Inc., together have successfully drilled the three planned horizontal test wells in the Lower Huron Formation of the Devonian Shales in south central, Ohio.  These wells were drilled to a vertical depth of approximately 1,800 feet with a 2,500 ft. lateral. The three wells were stimulated using either seven or eight hydraulic fracture treatments and are now under a formal flow test.

Q2 2008 Financials

The Company has filed its second quarter financials for 2008 on the Canadian SEDAR system and can be found at www.sedar.com.

Management Comments

Joe Frantz, President & CEO of Unbridled Energy said; “We are especially pleased with the production results from our initial round of drilling and recompletions in New York. These results have exceeded expectations largely due to our new completion and stimulation design. We are also increasing our potential to add cost effective reserves by signing an agreement to earn an interest in 22 wells amongst our existing wells, plus acquiring additional acreage, and deep rights.  We are also eager to test a new shale formation in our acreage.  As with almost every shale formation, the gas in place is large. It is now our challenge to determine an economic method to produce it.  Separately, the new unconventional oil play we are now pursuing may be a hidden jewel, where we and our partner can take advantage of what appears to be a significant volume of oil in place.”

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates,  and sales.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas and oil prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas or oil, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its co-joint venturers for and ability to obtain additional financing to fund continued operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.